Wright™ BUSINESS LAW.ca

October 5, 2021

FINRA
Brookfield Place
200 Liberty Street
New York, NY
10281-1003

RE: SEC Funding Portal Form C Opinion

I am counsel to Libertas Funding Portal LLC. It is my opinion that the non-resident funding portal Libertas Funding Portal LLC can, as a matter of law, provide the Securities Exchange Commission and any registered national securities association of which the nonresident funding portal becomes a member with prompt access to the books and records of such nonresident funding portal, and that the nonresident funding portal can, as a matter of law, submit to onsite inspection and examination by the Commission and any registered national securities association of which the nonresident funding portal becomes a member.

Yours sincerely,

Nicholas dePencier Wright

Nicholas dePencier Wright - BA, JD, MBA, LLM (TAX)
Certified Specialist in Corporate Commercial Law
Barrister & Solicitor

Wright Business Law
First Canadian Place, 5700–100 King Street West, Toronto, Ontario, Canada, M5X 1C7
Tel.: 1-416-915-4139; Fax: 1-866-233-1648; Email: info@wrightbusinesslaw.ca